UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37657

YIRENDAI LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This report on Form 6-K/A amends Yirendai Ltd.’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 11, 2019 to (i) add the financial tables that were part of the press release, and (ii) correct a clerical error in the press release relating to the amount of cash paid at the closing of business realignment transaction with CreditEase that occurred on July 10, 2019 from RMB230.0 million to RMB262.3 million, which does not affect the total amount of cash consideration agreed between parties. Other than these corrections, no part of the Form 6-K furnished on July 11, 2019 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yirendai Ltd.

By	/s/ Yu Cong
Name:	Yu Cong
Title:	Co-Chief Financial Officer

Date: July 16, 2019

Exhibit Index

Exhibit 99.1—Press Release